Exhibit 10

KIRKPATRICK & LOCKHART LLP
1800 Massachusetts Avenue, N.W.
2nd Floor
Washington, D.C. 20036-1800

TELEPHONE (202) 778-9000
FACSIMILE (202) 778-9001

www.kl.com

April 22, 1999

Fidelity Destiny Portfolios
82 Devonshire Street
Boston, Massachusetts 02109

Ladies and Gentlemen:

 You have requested our opinion, as counsel to Fidelity Destiny
Portfolios ("the Trust"), as to certain matters regarding the issuance of Shares of the Trust. As used in this letter, the term "Shares" means the Class N shares of beneficial interest of Fidelity Destiny I and Fidelity Destiny II, both series of the Trust.

 As such counsel, we have examined certified or other copies, believed by us to be genuine, of the Trust's Declaration of Trust and by-laws and such resolutions and minutes of meetings of the Trust's Board of Trustees as we have deemed relevant to our opinion, as set forth herein. Our opinion is limited to the laws and facts in existence on the date hereof, and it is further limited to the laws (other than the conflict of law rules) in the Commonwealth of Massachusetts that in our experience are normally applicable to the issuance of shares by unincorporated voluntary associations and to the Securities Act of 1933 ("1933 Act"), the Investment Company Act of 1940 ("1940 Act") and the regulations of the Securities and Exchange Commission ("SEC") thereunder.

 Based on present laws and facts, we are of the opinion that, except as provided herein, the issuance of the Shares has been duly authorized by the Trust and that, when sold in accordance with the terms contemplated by the Post-Effective Amendment No. 66 to the Trust's Registration Statement on Form N-1A ("PEA"), including receipt by the Trust of full payment for the Shares and compliance with the 1933 Act and the 1940 Act, the Shares will have been validly issued, fully paid and non-assessable.

 We note, however, that the Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that any creditor of any Series may look only to the assets of the Series to satisfy such creditor's debt and that the Trustees shall have no power to bind any Shareholder personally or to call upon any shareholder for the payment of any sum of money or assessment whatsoever other than such as the shareholder may at any time personally agree to pay by way of subscription for any shares or otherwise. It also requires that every note, bond, contract or other undertaking issued by or on behalf of the Trust or the Trustees relating to the Trust shall include a recitation limiting the obligation represented thereby to the Trust and its assets. The Declaration of Trust further provides that (1) in case any Shareholder or former Shareholder of any Series of the Trust shall be held to be personally liable solely by reason of his being or having been a Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Series to be held harmless from and indemnified against all loss and expense arising from such liability and (2) the Series shall, upon request by the Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Series and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Series would be unable to meet its obligations.

 We hereby consent to this opinion accompanying the PEA when it is filed with the SEC and to the reference to our firm in the PEA.

      Very truly yours,

      /s/ Kirkpatrick & Lockhart LLP
      Kirkpatrick & Lockhart LLP